Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following is a transcript of an interview from May 11, 2021.

Bloomberg Quicktake Interview

Tuesday, May 11, 2021, 8:00 AM Eastern

CORPORATE PARTICIPANTS

Madison Mills - Bloomberg

Scarlet Fu - Bloomberg

Matt Crisp - Benson Hill Co-founder, Chief Executive Officer

Mark Gurman - Bloomberg News, Technology Reporter

PRESENTATION

Scarlet Fu

The future of our food may lie with a plant tech company. Benson Hill uses AI and advanced breeding techniques to create high protein crops often used in your meatless burgers and other plant based products. And have plans to go public by combining with a so called blank check company, a SPEC. Benson Hill co-founder and CEO Matt Crisp, joins us now to discuss the deal and the path ahead.

Matt, welcome to Quicktake. Would you say you're a technology company first or an agriculture company first.

Matt Crisp

We're certainly a technology company first, a food technology company. And we're really focused on using the natural genetic diversity of plants. And this convergence of data science, plant science and food science to make better food and ingredients as a result.

Scarlet Fu

So you use artificial intelligence and machine learning, as well as a ton of data to develop breeds of soybeans and yellow peas that are more protein packed, grow faster, taste better and also use a lot less water as well. Is this different from GMO soybeans?

Matt Crisp

It is. In fact, we're leveraging the natural genetic diversity of soybeans and yellow peas, that's already there, but that we’ve bred away from over time, so our systems been focused far more on quantities and quality. And with genomics innovation, we're really using technology to tap into both.

Scarlet Fu

So, you mentioned more quality than quantity. I know you have a specific program around the yellow pea, which is what is in Beyond Meat burgers. This crop is not yet grown on a mass scale, it's pretty small right now, in terms of the acreage devoted to the crop. How much more planting of yellow peas do you think we'll get because of the technology that you can use here?

Matt Crisp

Well, it's not just necessarily, again, about how many more acres. It's really about how high quality can we make those acres. So, if we can boost protein content, improve the flavor profile, we can actually produce something that's more nutritious in the field on fewer acres with fewer inputs. But also, and very importantly, pull out of the system a lot of the processing that's currently required. So, make something that's more sustainable, more nutritious but also and really importantly for this alternative plant based movement, more affordable.

Scarlet Fu

Are certain crops just better candidates for this kind of innovation than others, are there any plants that cannot be made more efficient in this way?

Matt Crisp

Well, genomics is, I mean, it’s a wide area for us to use. It’s a lever that's proven to help advance crops. Again, not just the quantity but also the quality. Certainly, soybean and yellow pea are really exciting areas for investment for Benson Hill. We're focused on that as they're helping fuel this plant based movement, which is experiencing absolutely massive growth. But other legumes and vegetables are areas where we very much are excited and they're going to be in the medium and long term plants.

Scarlet Fu

So, clearly, you're more than just a platform, you said that you're a technology company first but you're a food technology company. Will you've been licensing out your technology to farms and other agricultural companies?

Matt Crisp

That's right. I mean we work across the entire value chain and this is a really important part about our business, our business model, is that we're working with the grower to increase profitability on farm, but we're working throughout the chain to ultimately deliver products that consumers want more of. So, more sustainability, more and more stability, more nutrient density, better taste and flavor. And being integrated across this chain is a major part of how we can deliver value to all of these stakeholders.

Scarlet Fu

So, in the final minute we have left, you’ve gone through a number of fundraising rounds, $150 million last year from the investment arm of Google, and now you're going to get about $625 million from this SPAC merger. You have an enterprise value of $1.35 billion. How do you plan to use this money over the next year?

Matt Crisp

Well, a couple of critical areas. I mean, we really are going to double down on our investments in Crop OS, short for Crop Operating System, which is our technology platform, our food innovation engine. We're going to make some additional and very critical supply chain investments to make sure that we can not just produce great products that we can scale their delivery to our customers, the CPGs ingredient companies, retailers. And then, we're also looking, as you alluded, to expand the portfolio over time, to continue to grow and new and exciting markets and be the picks and shovels of new food system trends.

Scarlet Fu

I love that, the picks and shovels. Matt Crisp, CEO Benson Hill. Thank you so much for joining us. Madi?

Madison Mills

Well, one week down, two more expected in the Apple Epic trial that's captured the attention of the tech world. The core issue, Epic Games is accusing Apple of monopolistic behavior on its app store. Many observers believe believe Apple may have the edge after the first week. Here to get us up to speed and give us insight into what we can expect in week two is Bloomberg News technology reporter, Mark Gurman. Mark, thanks for joining us. I know we were just messaging, here. Today kicked off week two of this trial, what was the biggest takeaway for you?

Mark Gurman

Yeah. This week is where the good stuff really starts to come out. This is where the trial is really starting for Epic. Last week there was discovery, there were some interesting Emails, there were some cool anecdotes that we saw, most of the stuff pretty outdated. But this week is where Epic really gets to make sort of the meat of its case against Apple. This is when they really have to sit down and prove to the judge, prove to the court, that Apple is acting in a monopolistic way and needs to be stopped. Because last week, it's simple to say, Epic simply did not do that.

Madison Mills

So I want to get into some of what you alluded to here, the little bits of gossip that have come out about these big tech companies. Can you get into some of the most notable disclosures we've seen so far?

Mark Gurman

Yeah. Some of the most notable disclosures that I can think of off the top of my head is, hard evidence that Apple was looking at developing iMessage, obviously their texting platform, obviously the blue bubble people know what I'm talking about, for Android, right? And it was an internal argument about if we release iMessage for Android, does that make it easier for people to leave their iPhones to competing phones from Android? And the calculus they reached was yes. And there is absolutely no reason to put one of the best reasons to own an iPhone on a competing product and hurt our hardware sales.

There were disclosures about work with Facebook and work with Netflix and other companies, basically, the nitty gritty about the behind the scenes negotiations Apple has its major app developers. There was a slide deck that Apple prepared for Netflix to help convince them to not remove in app purchase, the ability to subscribe to a Netflix account via the Netflix app. Netflix ultimately did that, keeping that 30% cut away from Apple, but you saw sort of the machinations of the discussions behind the scenes and how Apple was trying to prevent that.

Madison Mills

So, Mark, I want to go back to the blue bubble thing because I'm so fascinated in that decision on Apple's part, because like you said, it really shamed people into making themselves want to get the iPhone, right? Did they reveal any more details about how they came to that decision, who was in the room and made that final call?

Mark Gurman

Yeah. I think it's really as simple as what I said. And I know that's not an elaborate rationale, but I think that it is the most true reason, why port something that makes it so you would want to buy and keep iPhone, to a competing platform. It’s very simple. And in terms of the people in that Email chain involved in that decision, there was Craig Federighi, who’s in charge of software. There was Eddy Cue, who’s in charge of services, there's Phil Schiller, there's Tim Cook, all the top brass at Apple.

And the person who was pushing most for it was actually Eddy Cue, who’s the services chief. And that's really his thing right now, is trying to get Apple services on multiple platforms and striking that balance of what should be on an Apple hardware, what should be on third party hardware, and his motive is to generate enough services revenue as possible. And theoretically, Apple could have put iMessage on any Android and charged monthly for it and made a ton of money.

Madison Mills

Right. So either way, there. Really interesting. Now, looking at the analysis so far, we heard the judge initially, a little bit more in Apple's favor. Has that continued to be the case, what exactly does Apple’s stance look like here, so far?

Mark Gurman

Yeah. I mean the burden of proof is on Epic Games, to prove that Apple is acting in a way that makes them a monopoly. And this week is when we’re really going to hear about that. Apple was way ahead of Epic, I would say, by Friday last week because Epic’s witnesses did not make that point. For all intents and purposes, Tim Sweeney, the CEO of Epic Games, was not a great witness. He was very boring. He didn't share any major anecdotes. And he didn't give any proof as to why Apple is a monopoly. And that's really what Epic has to prove if they want to make any headway at all here. So, ask me at the end of this week or next week and we'll have a better idea of what's really happening.

Madison Mills

Right. And speaking of a little bit boring here, I know that the difference between the legal definition of a game versus an app was a big point of contention. Can you summarize that, what I found, to be a little bit humorous of a back and forth of these people trying to define these words?

Mark Gurman

Right. I mean, in terms of Apple’s App Store rules and the market they play in, there's different rules for games versus non-gaming titles. And basically what Epic is trying to do is, they're trying to show that the iPhone is an entity on its own. They're trying to show that the iPhone is basically an entire ecosystem and its own world, without real competition other than Android. Because Apple would have a leg up in the argument if the iPhone is considered to be a competing platform to other gaming devices, like the Xbox and the PlayStation and Nintendo and such.

And so, Apple's really trying to prove that the iPhone is a competitor to the Xbox and other gaming platforms, while Epic, via this notion of game versus app, is trying to show that the iPhone is on a planet of its own. And that's what would make a stronger monopoly argument. So, that's why you're seeing that difference.

Madison Mills

Yeah. Bloomberg News tech reporter, Mark Gurman, really appreciate you joining us, we'll certainly keep talking to you as the trial goes on. Scarlet, what I find so interesting is getting this dirty laundry about the blue bubble, about Netflix deals, it’s really good gossip (INAUDIBLE)

Scarlet Fu

Absolutely. I mean, Mark was focused on, rightfully, whether Apple was acting monopolistically because that's what the trial’s all about. But I’m fascinated by the number of people who were on that internal Email and what their positions were and how they weighed in on this. I mean, I’d love to see that Email thread.

Madison Mills

Right. Just give us more of the gossip. Give us more. Yes.

Scarlet Fu

Silicon Valley gossip is the best.

Madison Mills

Exactly. That’s what we all want. Now, that does it for Quicktake. You can find more at Quicktake on social media.

Scarlet Fu

Have a great night everyone.

***

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been filed and declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement to be filed with the SEC by Star Peak, which will include the proxy statement/consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.